Exhibit 99.3
Consent of Independent Registered Chartered Accountants
     We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-138760, 333-151243 and 333-151251 on Form S-8 and Registration Statement No. 333-165583 on Form F-10, as amended, and to the use of our reports dated February 24, 2011 relating to the consolidated financial statements of Goldcorp Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Canadian Institute of Chartered Accountants Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests, effective January 1, 2010) and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Report on Form 6-K of Goldcorp Inc. furnished on February 24, 2011.
/s/  Deloitte & Touche LLP
Independent Registered Chartered Accountants
Vancouver, Canada
February 24, 2011